EXHIBIT 99.1

Amira Nature Foods Ltd Announces Second Quarter Fiscal 2014 Financial Results

Second Quarter Revenue Increased 36.1% to $108.0 Million

Second Quarter EBITDA Increased 38.1% to $14.1 Million

DUBAI – November 11, 2013 – Amira Nature Foods Ltd (the "Company;" NYSE: ANFI), a leading global provider of packaged Indian specialty rice, today reported financial results for the second quarter and six months ended September 30, 2013.

Second Quarter Financial Highlights:

•	Revenue increased 36.1% to $108.0 million, compared to $79.4 million
•	EBITDA increased 38.1% to $14.1 million, compared to $10.2 million
•	Profit after tax increased 90.0% to $6.3 million, compared to $3.3 million
•	Basic and diluted earnings per share (1) was $0.18 compared to $0.09

(All comparisons above are to the second quarter of fiscal 2013)

Karan A. Chanana, Amira’s Chairman and Chief Executive Officer, stated, “We are pleased to report strong second quarter financial results, as our revenue increased 36.1% and EBITDA grew 38.1%. Our results reflect our ability to consistently add new customers in India and internationally, enter new markets as well as the continued growing demand for our premium product offerings.”

Mr. Chanana continued, “As we begin the second half of fiscal 2014, we are well positioned to deliver another strong year. Our business continues to benefit from our successful execution on our strategic initiatives, including our expanding product portfolio, which includes our recently launched Amira Organic business division. We have been encouraged by our customers’ responses to our organic products and are excited about the long-term potential for this segment of our business. Based on our year-to-date results and outlook for the remainder of the year, we are reiterating our annual revenue and EBITDA guidance.”

Second Quarter Fiscal 2014 Results

Revenue for the second quarter of fiscal 2014 increased 36.1% to $108.0 million, compared to $79.4 million for the same period in fiscal 2013. The revenue increase was primarily due to increased sales volume both in India and internationally.

Cost of materials including change in inventory of finished goods increased $20.8 million, or 34.0%, to $82.0 million in the second quarter of fiscal 2014 from $61.2 million in the second quarter of fiscal 2013. This increase primarily reflects the growth in revenue. As a percentage of revenue, cost of material decreased to 75.9% in the second quarter of fiscal 2014, compared to 77.1% in the second quarter of fiscal 2013, primarily due to improved operating efficiencies and economies of scale.

EBITDA increased 38.1% to $14.1 million in the second quarter of fiscal 2014, compared to $10.2 million in the same period last year. A reconciliation of EBITDA to the IFRS measure of profit after tax is provided in the “Non-IFRS Financial Measures” section of this release.

Profit after tax for the second quarter of fiscal 2014 increased 90.0% to $6.3 million, compared to $3.3 million in the quarter of fiscal 2013. Basic and diluted earnings per share(1) was $0.18 compared to $0.09 for the second quarter of fiscal 2013.

First Six Months Fiscal 2014 Results

For the first six months of fiscal 2014, net revenue increased 36.8% to $218.3 million, compared to $159.5 million for the same period of fiscal 2013. EBITDA increased 40.2% to $28.6 million, compared to $20.4 million for the same period in fiscal 2013. Profit after tax increased 107.2% to $13.6 million, compared to $6.6 million in the same period in fiscal 2013.

Basic and diluted earnings per share(1) was $0.38 compared to $0.18 for the first six months of fiscal 2013.

Balance Sheet and Cash Flow Highlights

At September 30, 2013, the Company’s cash and cash equivalents were $46.2 million and adjusted net working capital was $223.2 million. Net debt (after deducting cash and cash equivalents) as of September 30, 2013 was $102.6 million. As of September 30, 2013, inventory decreased $15.8 million to $165.7 million from $181.5 million as of March 31, 2013. As of September 30, 2013, trade receivables were $69.5 million, an increase of $2.7 million from $66.8 million as of March 31, 2013. Reconciliations of adjusted net working capital and net debt to the IFRS measures of working capital and total current and non-current debt, respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

Fiscal 2014 Outlook

The Company reiterates its previously issued guidance and continues to expect full year fiscal 2014 revenue in the range of $480 million to $507 million and EBITDA in the range of $62 million to $66 million. This is in line with long-term guidance previously provided to the investment community in connection with Amira’s initial public offering. The Company’s guidance is based on foreign exchange rates as of September 30, 2013.

Conference Call

The Company will hold an investor conference call today at 4:30 p.m. Eastern time. The dial-in number for this conference call is (877) 407-3982 for North American listeners and (201) 493-6780 for international listeners. Live audio of the conference call will be simultaneously webcast in the investor relations section of the Company's website at http://www.amirafoods.com.

An audio replay will be available following the completion of the conference call by dialing (877) 870-5176 for North American listeners or (858) 384-5517 for international listeners (conference ID 13572661). The webcast of the teleconference will be archived and available on the Company’s website.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, a premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States.

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Contact

John Mills/Katie Turner, ICR 646.277.1200

Cautionary Note on Forward-Looking Statements

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Other than as required under the securities laws, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

(1) Basic and diluted earnings per share is calculated by dividing our profit after tax as reduced by the amount of a non-controlling interest reflecting the remaining approximately 19.6% of Amira India that is not indirectly owned by us, by the number of our weighted average outstanding ordinary shares during the applicable period.

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

	As at September 30, 2013	As at March 31, 2013
	(Unaudited)
ASSETS
Non-current
Intangible assets	$687,721	$607,871
Property, plant and equipment	20,176,354	23,467,379
Other long-term assets	446,815	430,739
Total non-current assets	$21,310,890	$24,505,989

Current
Inventories	$165,721,767	$181,459,799
Trade receivables	69,539,435	66,792,434
Derivative financial instruments	-	1,260,512
Prepayments	14,397,890	8,386,856
Other current assets	11,327,101	10,856,050
Cash and cash equivalents	46,221,446	33,270,338
Total current assets	$307,207,639	$302,025,989
Total assets	$328,518,529	$326,531,978

EQUITY AND LIABILITIES
Equity
Share capital	$9,111	$9,111
Share premium	82,639,766	82,639,766
Share based compensation reserve	382,496	227,674
Reserve for available for sale financial assets	(34,188)	(21,561)
Currency translation reserve	(19,713,227)	(5,582,983)
Cash flow hedging reserve	(4,442,194)	258,647
Actuarial gain reserve	26,340	26,340
Restructuring reserve	9,398,927	9,398,927
Retained earnings	55,253,069	44,348,684
Equity attributable to Shareholders of the Company	$123,520,100	$131,304,605
Equity attributable to Non-Controlling Interest	10,456,384	12,328,130
Total Equity	133,976,484	143,632,735

Liabilities
Non-current liabilities
Employee benefit obligations	$223,077	$185,437
Debt	3,318,723	4,831,416
Deferred tax liabilities	7,757,791	8,527,874
Total non-current liabilities	$11,299,591	$13,544,727

Current liabilities
Trade payables	$22,057,765	$4,516,657
Debt	145,464,894	156,785,820
Current tax liabilities (net)	3,364,637	2,658,236
Derivative financial instruments	8,382,917	-
Other current liabilities	3,972,241	5,393,803
Total current liabilities	$183,242,454	$169,354,516
Total liabilities	$194,542,045	$182,899,243
Total equity and liabilities	$328,518,529	$326,531,978

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Income

	Six months ended		Three months ended
	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)
Revenue	$218,296,338	$159,535,598	$108,011,250	$79,363,793
Other income	95,063	92,102	57,187	40,703
Cost of material	(181,941,294)	(128,146,010)	(92,069,372)	(91,367,217)
Change in inventory of finished goods	12,484,391	1,080,029	10,115,880	30,188,582
Employee expenses	(4,252,315)	(1,839,450)	(2,107,397)	(1,034,770)
Depreciation and amortization	(951,200)	(937,322)	(462,317)	(476,424)
Freight, forwarding and handling expenses	(9,861,688)	(5,684,149)	(3,320,673)	(2,959,869)
Other expenses	(6,457,078)	(5,039,588)	(3,035,481)	(2,127,274)
	$27,412,217	$19,061,210	$17,189,077	$11,627,524
Finance costs	(10,579,446)	(10,658,978)	(5,415,924)	(5,320,478)
Finance income	1,563,146	179,150	778,169	69,983
Other financial items	190,828	361,953	(3,567,810)	(1,907,463)
Profit before tax	$18,586,745	$8,943,335	$8,983,512	$4,469,566
Income tax expense	(4,960,365)	(2,366,989)	(2,703,828)	(1,165,074)

Profit after tax	$13,626,380	$6,576,346	$6,279,684	$3,304,492
Profit after tax attributable to:
Shareholders of the company	10,904,385	5,287,382	5,023,637	2,656,812
Non-controlling interest	2,721,995	1,288,964	1,256,047	647,680

Earnings per share
Basic and diluted earnings per share (Refer Note 9)	$0.38	$0.18	$0.18	$0.09

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

	Six months ended		Three months ended
	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)
Profit after tax	$13,626,380	$6,576,346	$6,279,684	$3,304,492
Other comprehensive income
Items to be reclassified to income statement in subsequent period
Available for sale financial assets
-Current period gain/(loss)	(23,793)	(11,785)	(52,389)	2,500
-Income tax	8,087	3,824	17,807	(811)
Cash flow hedging reserve
-Current period gain/ (loss)	(11,066,017)	(2,450,694)	(3,082,425)	7,773,710
-Reclassification to income statement	2,208,545	1,732,009	2,722,317	1,732,009
-Income tax	3,010,655	233,177	122,401	(3,084,130)
Exchange differences on translation of foreign operations	$(17,574,930)	$(741,929)	$(6,250,496)	$2,151,500
Other comprehensive loss for the period, net of tax	$(23,437,453)	$(1,235,398)	$(6,522,785)	$8,574,778
Total comprehensive loss for the period	$(9,811,073)	$5,340,948	$(243,101)	$11,879,270

Total comprehensive loss for the period attributable to:
Shareholders of the Company	(7,939,327)	4,294,122	(220,682)	9,550,933
Non-controlling interest	(1,871,746)	1,046,826	(22,419)	2,328,337

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity
(Unaudited)

	Share capital	Share premium	Share based compensation reserve	Reserve for available for sale financial assets	Currency translation Reserve	Cash flow hedging Reserve	Actuarial gain/(loss) Reserve	Restructuring Reserve	Retained Earnings	Equity attributable to Shareholders of the Company	Equity attributable to Non - controlling interest	Total Equity
Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,954	$9,398,927	$29,292,375	$36,730,413	$8,954,156	$45,684,569
Profit after tax	—	—	—	—	—	—	—	—	5,287,382	$5,287,382	1,288,964	$6,576,346
Other comprehensive income /(loss) for the period	—	—	—	(6,401)	(596,511)	(390,348)	—	—	—	$(993,260)	(242,138)	$(1,235,398)
Total comprehensive income/(loss) for the period	$—	$—	$—	$(6,401)	$(596,511)	$(390,348)	$—	$—	$5,287,382	$4,294,122	$1,046,826	$5,340,948
Balance as at September 30, 2012	$100	$—	$—	$(31,897)	$(2,541,958)	$(390,348)	$9,954	$9,398,927	$34,579,757	$41,024,535	$10,000,982	$51,025,517

Balance as at April 1, 2013	$9,111	$82,639,766	$227,674	$(21,561)	$(5,582,983)	$258,647	$26,340	$9,398,927	$44,348,684	$131,304,605	$12,328,130	$143,632,735
Share based compensation	—	—	154,822	—	—	—	—	—	—	$154,822	—	$154,822
Transaction with owners	$—	$—	$154,822	$—	$—	$—	$—	$—	$—	$154,822	$—	$154,822
Profit after tax	—	—	—	—	—	—	—	—	10,904,385	$10,904,385	2,721,995	$13,626,380
Other comprehensive income /(loss) for the period	—	—	—	(12,627)	(14,130,244)	(4,700,841)	—	—	—	$(18,843,712)	(4,593,741)	$(23,437,453)
Total comprehensive income/(loss) for the period	$—	$—	$—	$(12,627)	$(14,130,244)	$(4,700,841)	$—	$—	$10,904,385	$(7,939,327)	$(1,871,746)	$(9,811,073)
Balance as at September 30, 2013	$9,111	$82,639,766	$382,496	$(34,188)	$(19,713,227)	$(4,442,194)	$26,340	$9,398,927	$55,253,069	$123,520,100	$10,456,384	$133,976,484

(The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements)

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Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

	Six months ended
	September 30, 2013 (Unaudited)	September 30, 2012 (Unaudited)
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax	$18,586,745	$8,943,335
Adjustments for non-cash items	(2,295,894)	141,483
Adjustments for non-operating expenses	7,885,594	8,516,398
Changes in operating assets and liabilities	(5,119,573)	(34,027,228)
	$19,056,872	$(16,426,012)
Income Taxes paid	(547,045)	(327,489)
Net cash generated from/(used in) operating activities	$18,509,827	$(16,753,501)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(781,245)	$(638,403)
Purchase of intangible assets	(212,448)	(106,149)
Proceeds from sale of property, plant and equipment	5,333	(350)
Interest income	404,795	179,150
Net cash generated from/(used in) investing activities	$(583,565)	$(565,752)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from short term debt	$8,711,547	$23,202,954
Proceeds from long term debt	32,442	-
Repayment of long term debt	(952,320)	(963,036)
Interest paid	(8,906,972)	(8,695,198)
Net cash (used in)/ generated from financing activities	$(1,115,303)	$13,544,720

(D) Effect of change in exchange rate on cash and cash equivalents	(3,859,851)	(308,955)
Net decrease in cash and cash equivalents (A+B+C+D)	$12,951,108	$(4,083,488)
Cash and cash equivalents at the beginning of the period	33,270,338	8,368,256
Cash and cash equivalents at the end of the period	$46,221,446	$4,284,768

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Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted net working capital as total current assets minus: (a) cash and cash equivalents and (b) trade payables, current tax liabilities (net) and other current liabilities; and (3) net debt as total current and non-current debt minus cash and cash equivalents.

We use EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of EBITDA as a non-IFRS measure facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses). We also present this non-IFRS measure because we believe it is frequently used by securities analysts, investors and other interested parties as measure of the financial performance of companies in our industry.

We present adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

The following is a reconciliation of profit after tax to EBITDA:

(Amounts in USD)

	Six months ended September 30, 2013	Six months ended September 30, 2012	Three months ended September 30, 2013	Three months ended September 30, 2012
Profit after tax	$13,626,380	$6,576,346	$6,279,684	$3,304,492
Add: Income tax expense	4,960,365	2,366,989	2,703,828	1,165,074
Add: Finance costs (net of finance income)	9,016,300	10,479,828	4,637,755	5,250,495
Add: Depreciation and amortization	951,200	937,322	462,317	476,424
EBITDA	$28,554,245	$20,360,485	$14,083,584	$10,196,485

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The following is a reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

(Amounts in USD)

	As at September 30, 2013	As at March 31, 2013
Current assets:
Inventories	$165,721,767	$181,459,799
Trade receivables	69,539,435	66,792,434
Derivative financial instruments	-	1,260,512
Prepayments	14,397,890	8,386,856
Other current assets	11,327,101	10,856,050
Cash and cash equivalents	46,221,446	33,270,338
Total current assets	$307,207,639	$302,025,989

Current liabilities:
Trade payables	$22,057,765	$4,516,657
Debt	145,464,894	156,785,820
Current tax liabilities (net)	3,364,637	2,658,236
Derivative financial instruments (liability)	8,382,917	-
Other current liabilities	3,972,241	5,393,803
Total current liabilities	$183,242,453	$169,354,516

Working Capital as per IFRS (Total current assets minus Total current liabilities)	$123,965,185	$132,671,473
Less: Cash and cash equivalents	46,221,446	33,270,338
Add: Current debt	145,464,894	156,785,820
Adjusted net working capital	$223,208,633	$256,186,955

The following is a reconciliation of total current and non-current debt to net debt:

(Amounts in USD)

	As at September 30, 2013	As at March 31, 2013
Current debt	$145,464,894	$156,785,820
Non-current debt	3,318,723	4,831,416
Total current and non-current debt as per IFRS	$148,783,617	$161,617,236
Less: Cash and cash equivalents	46,221,446	33,270,338
Net debt	$102,562,171	$128,346,898

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